[redacted]

10026394

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response.... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66452

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TradeLink Securities L.L.C.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
108

71 S Wacker Drive, Suite 1900
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harlan Moeckler (312) 264-2124
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606-3392 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harlan Moeckler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeLink L.L.C., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO

Title

OFFICIAL SEAL
BETH ROGERS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7-16-2012

Beth Rogers

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Managing Member
TradeLink Securities L.L.C.
Chicago, Illinois

We have audited the accompanying statement of financial condition of TradeLink Securities L.L.C. as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TradeLink Securities L.L.C. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

TradeLink Securities L.L.C.

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	28,629
Receivable from clearing brokers		13,256,310
Securities owned, pledged ($26,342,703)		26,475,674
Other assets		401,214
Total assets	$	40,161,827
Liabilities and Members' Equity		
Liabilities		
Payable to clearing brokers	$	176,973
Securities sold, not yet purchased		3,757,269
Accounts payable and accrued expenses		316,202
Participation interests		7,800,352
Total liabilities		12,050,796
Members' equity		28,111,031
Total liabilities and members' equity	$	40,161,827

See Notes to Statement of Financial Condition.

Note 1. Nature of Operations and Significant Accounting Policies

Nature of operations: TradeLink Securities L.L.C. (the Company) is a registered securities broker dealer, conducting business as a market maker/specialist, buying, selling and dealing as principal in securities and derivatives for its own account. The Company clears all securities through its clearing brokers.

The Company commenced operations as of October 7, 2004 and will terminate on March 19, 2033, unless earlier dissolved in accordance with the provisions of its operating agreement or the Delaware Limited Liability Company Act.

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP in these notes are to the *FASB Accounting Standards Codification™*, sometimes referred to as the Codification or ASC. The Codification was made effective by the FASB for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Statement of cash flows: Cash equivalents are highly liquid investments, with original maturities of less than three months at date of acquisition that are not held for sale in the ordinary course of business.

Securities and derivative financial instruments: Transactions in securities and derivative financial instruments, and commission income and related expenses, are recorded on trade date. Securities and derivative financial instruments are recorded at fair value, with the change in unrealized gains and losses from the preceding period reflected in the statement of income. Brokerage commissions and other trading fees are reflected separately in the statement of income. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Interest, dividends and rebates: Interest income and expense is recognized on the accrual basis. Dividend income and expense are recognized on the ex-dividend date. Rebates are recognized on the accrual basis and included in trading gains and losses.

Foreign exchange transactions: Assets and liabilities in foreign currencies are translated at year end rates of exchange. Income and expense items are translated at average rates of exchange for the year. Gains or losses resulting from foreign currency translations are included in trading gains and losses, net.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal income taxes on their respective shares of taxable income.

Note 1. Nature of Operations and Significant Accounting Policies (Continued)

During the year ended December 31, 2009, the Company adopted additional guidance issued by the FASB for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that adoption of this guidance did not have a material impact on the Company's financial statements and there are no material uncertain tax positions. The Company is not subject to examination by U.S. federal and state authorities for tax years before 2006.

Recent accounting pronouncements: In May 2009, the FASB issued guidance that establishes general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for annual periods ending after June 15, 2009. The Company has adopted this standard as of December 31, 2009.

Note 2. Receivable from and Payable to Clearing Brokers

Receivable from and payable to clearing brokers at December 31, 2009 consist of:

	Receivable	Payable
Cash	$ 11,185,778	$ 15
Accrued interest and dividends	150,637	176,958
Money market funds	1,948,550	-
Open trade equity on futures contracts	(28,655)	-
	$ 13,256,310	$ 176,973

Cash and securities owned and on deposit at the Company's clearing brokers collateralize short positions and amounts due to the clearing broker, if any, and may serve to satisfy regulatory or clearing broker margin requirements.

Note 3. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 1 consists of financial instruments whose fair values are estimated using quoted market prices.

Level 2. Quoted prices for identical or similar assets or liabilities in markets that are less active, that is, markets in which there are few transactions for the asset or liability that are observable for substantially the full term. Included in Level 2 are those financial instruments for which fair values are estimated using models or other valuation methodologies.

Level 3. Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity). Level 3 is comprised of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are not readily observable from objective sources.

A market is active if there are sufficient transactions on an ongoing basis to provide current pricing information for the asset or liability, pricing information is released publicly, and price quotations do not vary substantially either over time or among market makers. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Equity securities, debt securities, money market funds and futures contracts that trade in active markets are valued using quoted market prices, broker or dealer quotations or exchange settlement prices and are classified within Level 1 of the fair value hierarchy. Swaps are valued using broker or dealer quotations or by management using a methodology that initially considers the underlying securities' relative conversion attributes, either fixed or variable, as well as conversion restrictions, if any. Variable conversion further considers, among other things, negotiated discounts and look-back structures. These financial instruments are classified within Level 2 of the fair value hierarchy.

Note 3. Fair Value of Financial Instruments (Continued)

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value as of December 31, 2009.

	Level 1	Level 2	Total
Assets			
Receivable from clearing brokers			
Money market funds	$ 1,948,550	$ -	$ 1,948,550
Futures contracts	(28,655)	-	(28,655)
	1,919,895	-	1,919,895
Securities owned, pledged			
Equity securities	26,357,601	-	26,357,601
Debt securities	31,962	-	31,962
Swaps	-	86,111	86,111
Total securities owned	26,389,563	86,111	26,475,674
Total assets at fair value	$ 28,309,458	$ 86,111	$ 28,395,569
Liabilities			
Securities sold, not yet purchased			
Equity securities	$ 3,757,269	$ -	$ 3,757,269
Total liabilities at fair value	$ 3,757,269	$ -	$ 3,757,269

There are no Level 3 financial instruments.

In addition, substantially all of the Company's other assets and liabilities are considered financial instruments and are reflected at fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 4. Derivative Instruments

Expanded disclosure is presented, in accordance with recent FASB guidance, to provide the users of the financial statements with an enhanced understanding of the use of derivative instruments, and how derivative and hedging activities affect financial position, performance, and cash flows. The Company adopted the provisions of this guidance effective January 1, 2009.

The Company's derivative activities are comprised of futures contracts and equity options traded on domestic and foreign markets and swaps traded over-the-counter. These derivative contracts are recorded on the statement of financial condition as assets measured at fair value and the related realized and unrealized gains (losses) associated with these derivatives are recorded in the statement of income. The Company has considered the counterparty credit risk related to all its derivative instruments and does not deem any counterparty credit risk material at this time. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2009, the Company's derivative activities had the following impact on the statement of financial condition:

Type	Statement of financial condition location	Assets at fair value	Liabilites at fair value	Net	Contracts
Swaps					
Total return	Securities owned	$ 86,111	$ -	$ 86,111	30,000
Futures					
Index	Receivable from clearing brokers	-	(28,655)	(28,655)	11
Total asset and liabilities derivatives		$ 86,111	$ (28,655)	$ 57,456	30,011

Note 5. Related-Party Transactions

Pursuant to a facilities management agreement, certain entities affiliated by common ownership provide for the use of certain trading systems, occupancy, compensation and accounting expenses to the Company. In addition the Company reimburses an affiliate for direct operating expenses incurred and paid on behalf of the Company. Accounts payable includes $110,812 due to these entities at December 31, 2009.

Note 6. Subscription Receivable

During the year ended December 31, 2009 the member with a subscription receivable balance withdrew from the Company. The subscription receivable was forgiven by a $1,105,878 transfer of interest to remaining members and creation of $550,000 promissory note to the Company.

Note 7. Indemnification

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 8. Financial Instruments, Off-Balance Sheet and Concentration of Credit Risk

The Company, in connection with its proprietary market making and trading activities, enters into transactions involving financial instruments that may have market risk and/or credit risk in excess of amounts recorded in the statement of financial condition. A derivative is a future, forward, swap or option contract, or other financial instruments with similar characteristics such as caps, floors and collars. The majority of trades occur in futures, options on futures, equities, and options on equities instruments traded on regulated exchanges in the United States. Generally, these derivative financial instruments represent future commitments to exchange interest payment streams or currencies or to purchase or sell other financial instruments at specific terms at specified future dates. Option contracts provide the holder with the right, but not the obligation, to purchase or sell a financial instrument at a specific price before or on an established date. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. These derivative financial instruments may have market risk and/or credit risk in excess of those amounts recorded in the statement of financial condition.

Market risk: Derivative financial instruments involve varying degrees of "off-balance-sheet" market risk whereby changes in the market value of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the statement of financial condition. The Company's exposure to market risk is influenced by a number of factors, including the relationships between derivative financial instruments and the Company's proprietary securities positions, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

Note 8. Financial Instruments, Off-Balance Sheet and Concentration of Credit Risk (Continued)

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2009, at the fair values of the related securities and would incur a loss if the fair value of the securities were to increase subsequent to December 31, 2009.

Credit risk: The Company also enters into various transactions with broker dealers, banks and other financial institutions. Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. This risk of default depends on the creditworthiness of the counterparties to these transactions. Exchange traded financial instruments, such as futures and options, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges. It is the Company's policy to monitor the creditworthiness of each party with which it conducts business. Credit risk also arises from cash deposits maintained in bank accounts that may at times exceed federally insured limits.

Concentration of credit risk: The Company clears its trades through several clearing brokers. This can and often does result in concentrations of credit risk with one or more of these brokers. In the event these parties do not fulfill their obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing brokers.

Note 9. Participation Interests

Participation interests is a liability of the Company arising from cash deposits made by owners of the Company and are not included in the Company's "net capital" pursuant to Rule 15c-3 of the Securities and Exchange Commission.

Note 10. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" of the greater of (1) $2,500 for each security in which it makes a market (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of such markets made by such broker or dealer during the 30 days immediately preceding the computation date, or (2) 6-2/3 percent of "aggregate indebtedness," and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1, or (3) $100,000. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2009, the Company had net capital and net capital requirements of $21,050,052 and $543,553, respectively. The Company's aggregate indebtedness to net capital ratio was .39 to 1. The net capital rules may effectively restrict the withdrawal of members' equity. The participation interests, however, are included in the Company's calculation of aggregate indebtedness.

Note 11. Subsequent Event

The Company evaluated subsequent events through the date that these financial statements were issued.

Subsequent to year end, the Company had capital distributions of $500,000 and repaid $6,155,121 of the participation interests.

TradeLink Securities L.L.C.

Financial Report

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.

McGladrey & Pullen
Certified Public Accountants

February 26, 2010

Mr. Harlan Moeckler
TradeLink Securities L.L.C.
71 S. Wacker Drive, Suite 1900
Chicago, Illinois 60606

Attention: Mr. Moeckler

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Tradelink Securities LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.

2. Compared the Total Revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting the following differences:

Total Revenue per the audited financial statements for the year ended December 31, 2009	$22,882,551
Less: revenues (losses) reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009	(359,003)
	23,241,554
Difference	1,255,789
Total Revenue per Form SIPC-7T for the period from April 1, 2009 to December 31, 2009	$24,497,343

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066452 FINRA DEC
TRADELINK SECURITIES LLC 8*8
ATTN: TERRY REGAS
71 S WACKER DR STE 1900
CHICAGO IL 60606-4622

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Harlan Moeckler 312-264-2124

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 6,917

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (11,556)

7/30/09
Date Paid

C. Less prior overpayment applied (150)

D. Assessment balance due or (overpayment) (4,789)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ (4,789)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(4,789)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Tradelink Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of February, 2010.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 24,497,343
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	1,143,698
(4) Interest and dividend expense deducted in determining item 2a.	140,217
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	1,283,915
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	100,479
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	22,016,497
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	42,263
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________	22,904
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 832,318	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	832,318
Total deductions	23,014,461
2d. SIPC Net Operating Revenues	$ 2,766,797
2e. General Assessment @ .0025	$ 6,917

(to page 1 but not less than $150 minimum)